Via Facsimile and U.S. Mail
Mail Stop 4720

November 2, 2009

Mr. Jay Kranzler
Chief Executive Officer
Cypress Bioscience, Inc.
4350 Executive Drive, Suite 325
San Diego, CA 92121

Re: **Cypress Bioscience, Inc.**
        Form 10-K for the Period Ended December 31, 2008
        Definitive Proxy Statement on Schedule 14A filed on April 30, 2009
        Form 10-Q for the Quarterly Period Ended June 30, 2009
        File No. 0-12943

Dear Mr. Kranzler:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Consolidated Financial Statements
4. Acquisition of Proprius, page F-12

1. Please revise your disclosure to describe each major IPR&D project acquired and disclose the following information for each project.

    - Fair value as of the acquisition date;

- The nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates;
- Disclose significant appraisal assumptions, such as:
  - The period in which material net cash inflows from significant projects are expected to commence;
  - Material anticipated changes from historical expense levels; and
  - The risk adjusted discount rate applied to each project's cash flows.
- Discuss in periods after the acquisition the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.

Definitive Proxy Statement filed April 30, 2009

Executive Compensation
Compensation Discussion and Analysis
2008 Executive Compensation Program
Base Salaries, page 34

2. It appears that you benchmark base salaries against "similar companies that are located in San Diego, as well as those located across the United States (as covered in a compensation survey of the San Diego biotechnology industry, such as the information provided by the Biotech Education Development Coalition, or in industry-wide surveys, such as those provided by the BioWorld Executive Compensation Report or Radford)." Please note that Item 402(b)(2)(xiv) of Regulation S-K requires the identification of the benchmark and each component of that benchmark that was used by your Compensation Committee in this analysis. Identifying examples of third parties that provide information or surveys that you could use for this benchmarking is not sufficient. To the extent that you benchmark base salaries in the future, please confirm that in your future proxy statements you will identify the name of each survey used in its entirety or, if a survey was not used in its entirety, identify the name of each company used by your Compensation Committee to benchmark and describe how the surveys and/or companies were used.

3. On page 34, you disclose that based upon the Compensation Committee's review of industry data, it determined that the base salaries of your named executive officers were "appropriate and necessary." On page 35, however, you state that Dr. Kranzler's base salary for 2008 was based on a 5% cost of living adjustment from his base salary in 2007. From the Summary Compensation Table on page 39, it appears that Drs. Kranzler and Gendreau each received a 5% increase in base salary and Mrs. Johnson and Dr. Rao each received a 15.5% increase in base salary. We were unable to find a complete discussion which describes how and why the Compensation Committee arrived at each specific increase in base salary. You also state that the salaries of your executive officers "may be increased based upon (i) the individual's performance and contribution, (ii) the Company's performance, (iii) availability of capital, and (iv) increases in median competitive

pay levels," however, we were unable to locate a more detailed disclosure of each of these factors. To the extent that you increase base salaries in the future, please confirm that in your future proxy statements you will provide a complete discussion which describes how and why your Compensation Committee arrived at the specific increases in base salaries. If performance is considered by the Compensation Committee, please confirm that you will disclose the specific performance by the individual or company and, to the extent possible, quantify the performance measures that were considered. Please also confirm that you will only list and discuss the factors used by the Compensation Committee and not provide a list of factors that may or may not be used.

Long-term Compensation, page 34

4. You disclose that "stock options are granted each January based on a formula." It does not appear that you have disclosed this formula. Please provide us draft disclosure for your 2010 proxy statement which discloses the formula upon which you grant stock options each January.

Bonus Plans
2009 Bonus Plan, page 47

5. You disclose that the second corporate objective of your 2009 Bonus Plan relates to the achievement of certain commercial objectives relating to target sales details, prescription goals and diagnostic unit sales established by you for Savella and the Avise product line. Please confirm that in your 2010 proxy statement you will quantify each of the commercial objectives, including the target sales, prescription goals and diagnostic unit sales for the Savella and the Avise product line.

Form 10-Q for the quarter ended June 30, 2009

Note 5 – Revenue Recognition, page 8

6. Revise to disclose the reason for deferring revenues from commercial milestones related to your NDA approval and recognizing it over the remaining patent life/ collaboration agreement term.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Senior Staff Attorney at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant